UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
SEC File Number 001-40119

NOTIFICATION OF LATE FILING	CUSIP Numbers G46843 101 (Class A ordinary shares)

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D

☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part	I – Registrant Information

Full Name of Registrant:	Ibere Pharmaceuticals

Former Name if Applicable:	Not applicable.

Address of Principle Executive Office (Street and Number):	2005 Market Street, Suite 2030

City, State and Zip Code:	Philadelphia, PA 19103

Part	II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)               The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)               The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)               The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part	III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ibere Pharmaceuticals’ (the “Company”) quarterly report on Form 10-Q for the quarter ended March 31, 2021 (the “Form 10-Q”) cannot be filed by the prescribed due date without unreasonable effort and expenses because the Company requires additional time to complete certain items with respect to the financial statements to be included in the Form 10-Q.

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies” (“SPACs”) (the “SEC Statement”). In the SEC Statement, the SEC staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. At issuance on March 2, 2021, the outstanding warrants (“Warrants”) to purchase Class A ordinary shares of the Company were accounted for as equity within the Company’s balance sheet, and after discussion and evaluation, the Company has concluded that its Warrants should be presented as liabilities as of the IPO date reported, at fair value, with subsequent fair value changes to be recorded in its financial statements at each reporting period. As such, the Company is working diligently to complete the Form 10-Q as soon as possible; however, given the scope of the process for evaluating the impact of the SEC Statement on the Company’s financial statements, including whether the changes required to align the Company's financial statements with the requirements set forth in the SEC Statement will materially affect the results of operations for the quarter ended March 31, 2021, the Company is unable to complete and file the Form 10-Q by the prescribed due date without unreasonable effort and expense.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company anticipates that it will file its Form 10-Q as soon as practicable and no later than the fifth calendar day following the prescribed due date.

Part	IV – Other Information

(1)               Name and telephone number of person to contact in regard to this notification

Osagie Imasogie	(267)	765-3222
(Name)	(Area Code)	(Telephone Number)

(2)               Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)               Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Ibere Pharmaceuticals has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

IBERE PHARMACEUTICALS

By:	/s/ Osagie Imasogie
Osagie Imasogie
Chief Executive Officer

Date: May 18, 2021